May 3, 2011                                                                                                       VIA EDGAR

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker
                   Accounting Branch Chief

Re:
Aceto Corporation Response to Staff Comments on Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010

File No. 0-4217

Dear Mr. Decker:

Thank you for your April 20, 2011 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto (in thousands).

  FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

1.
We note your response to comment one from our letter dated March 29, 2011. Your response provides some indication of broad-based plans for unremitted funds (such as to fund on-going operations and look for acquisitions).  However, ASC 740-30-25 clearly indicates that there is a presumption that income taxes will be provided for all undistributed foreign earnings and that presumption can only be overcome by sufficient evidence that shows a subsidiary has invested or will invest the undistributed earnings indefinitely.  Please tell us your specific plans as of December 31, 2010 for the $70.8 million undistributed earnings of foreign subsidiaries, providing quantification for each of the specific uses you describe.  Please ensure that you describe your plans in sufficient detail for us to understand their nature.  For example, we would expect that such detail would include a description of the type, size and geographical location of potential acquisition targets you may be seeking.  We also note that during 2009, you repatriated $6 million to acquire product registrations and related data filed with the EPA. It appears from your disclosures on page 28 of your June 30, 2010 Form 10-K that you plan to continue acquiring such product registrations at a costs of $4.9 million during fiscal 2011.  It is unclear if you expect that you will need to repatriate funds again to acquire product registrations or for any of the other capital activities you describe on page 28.

United States Securities and
  Exchange Commission
May 3, 2011

Response:    In response to the Staff’s comments, we note that the Company has significant operations outside the United States. It is the Company’s policy to indefinitely reinvest the earnings of its foreign subsidiaries as they are needed in the foreign jurisdictions to fund working capital needs for operations, capital expenditures, acquisitions outside the United States and other general corporate purposes. Examples of how the earnings of the Company’s foreign subsidiaries have been reinvested, as well as our current plan are provided below.

The Company assesses its foreign earnings each quarter to determine whether a change in indefinite reinvestment position is necessary. As of the quarter ended March 31, 2011, we continue to assert that the remaining undistributed foreign earnings will be invested indefinitely. The continued indefinite investment assertion is appropriate given that the Company has the ability, intent and requisite control to treat its unremitted foreign earnings as indefinitely reinvested in its foreign entities.  The Company's actual experience indicates that this has been the case except for a repatriation used to partially fund the acquisition of certain assets of Rising Pharmaceuticals, Inc and the Company’s repatriation discussed in detail in our response letter dated March 21, 2011 to acquire product registrations and related data filed with the EPA. We do not need to repatriate funds again to acquire product registrations or for any of the capital activities that were discussed in our Form 10K for the year ended June 30, 2010 as we have $5,123 of cash and cash equivalents as of March 31, 2011 located in the United States. In addition, we believe that our domestic cash, other domestic liquid assets, domestic operating cash flows, borrowing capacity in the United States and access to the equity capital markets, taken together, provide adequate resources to fund ongoing operating expenditures, as well as these product registrations.

United States Securities and
  Exchange Commission
May 3, 2011
Page
3

As previously mentioned, the Company has significant operations in foreign jurisdictions which have cash needs. Consequently, it is the Company’s policy to indefinitely reinvest the earnings of its foreign subsidiaries. The following represents our plans as of December 31, 2010 for the $70,800 undistributed earnings of foreign subsidiaries and examples of evidence that our foreign subsidiaries have invested or will invest their undistributed earnings indefinitely:

•	The amount of cash at our foreign subsidiaries by quarter is as follows:

•	June 30, 2009 $30,372
•	September 30, 2009 $29,308
•	December 31, 2009 $31,062
•	March 31, 2010 $29,553
•	June 30, 2010 $24,457
•	September 30, 2010 $30,786
•	December 31, 2010 $12,977
•	March 31, 2011 $15,861

If you consider the repatriation of $15,000 which occurred in December 2010, cash remained relatively consistent in the foreign subsidiaries. This is due to the undistributed earnings being reinvested into these foreign operations and predominantly relates to the use of cash for working capital purposes including significant purchases of inventory to support the approximate 40% of revenue that is generated from our international operations. Given the size of our international operations, we do not believe that the amounts of cash held by the foreign subsidiaries are high or abnormal, and believe they are reasonably expected to finance our international operations.   Furthermore, our U.S. operations are significant and do not rely on repatriated earnings from our foreign operations.

•
In fiscal 2009, we entered into a note receivable, which advanced $2,000 to an Indian supplier for the development of two chemical products for the sale by one of our German subsidiaries for our Health Sciences business.

United States Securities and
  Exchange Commission
May 3, 2011

•
In fiscal 2008 and fiscal 2009, we were in advanced negotiations for a potential acquisition in England with operating subsidiaries throughout Europe that would have had a purchase price of approximately $56,000 and would have generated over $250,000 in revenue and expanded our Health Sciences business. Although this acquisition did not occur, if it had, it would have used all the cash in our foreign subsidiaries. In addition, we are still in pursuit of other international growth (see below).

•
We are currently reviewing a potential acquisition in the Netherlands, representing a distribution company that specializes in finished dosage form products in the Health Sciences business, which could contribute additional sales of approximately $20,000. This potential acquisition will require the use of a significant portion of our cash located at our foreign subsidiaries, which at March 31, 2011, was $15,861.

•
Per our presentation to the investment community, we are looking to further globalize our nutraceutical business with a focus on growth markets. We expect revenue in Europe for our nutraceutical business to grow from approximately $7,900 in fiscal 2009 to approximately $16,400 projected for fiscal 2011, representing a 108% increase.

•
Per our presentation to the investment community, we state globalization of our product offerings in our Specialty Chemicals business. We are looking to expand this business in Europe. We are expected to hire additional personnel and the plan is to expand sales of Specialty Chemical products by our international operations to approximately $50,000 by 2015, which represents a 150% increase from the projected fiscal 2011 foreign sales of Specialty Chemicals of approximately $20,000. The Specialty Chemicals segment is the most inventory intensive of our three reportable segments.  The additional working capital requirements to support the projected European growth in this segment to $50,000 is expected to be approximately $10,500. Management anticipates that the potential growth of this business in Europe could be, in the long-term, equivalent to the domestic sales of Specialty Chemicals, which is a $100,000 business in the United States.

United States Securities and
  Exchange Commission
May 3, 2011

•	We have available credit facilities with certain foreign financial institutions. These facilities provide us with lines of credit of $7,982, as of March 31, 2011.

•
We maintain approximately 125 employees in our international operations. Operating expenses of the foreign subsidiaries for fiscal years 2010 and 2009, was approximately $16,700 and $16,900 , respectively, including personnel related expenses in excess of $10,000 in both years.

The reason we repatriated approximately $15,000 of cash during the three months ended December 31, 2010 was due to the acquisition of certain assets of Rising Pharmaceuticals, Inc., which took place on December 31, 2010. The Company used this cash to partially finance the Rising acquisition. The Company’s intent was that this was a one-time event and made the assertion that the remaining portion of earnings will be permanently reinvested. Based on facts and circumstances, the decision to make this repatriation in the light of an acquisition did not taint our intent on the remaining future earnings.  If we were able to borrow the $15,000 from our financial institutions instead of repatriating the funds, the Rising transaction would have been much more expensive due to higher pricing of interest rates and bank fees. We believe that the acquisition of Rising will establish another platform for our growth in our Health Sciences business by the expansion of our finished dosage form product offerings from both foreign and domestic facilities as well as complementing our core strength of sourcing active pharmaceutical ingredients.

United States Securities and
  Exchange Commission
May 3, 2011

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer